UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 6, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: November 7, 2008

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

  TASEKO ANNOUNCES FINANCIAL RESULTS
FOR TWELVE MONTHS ENDING SEPTEMBER 30, 2008

November 6, 2008, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") reports the results for the twelve months ended September 30, 2008. This release should be read with the Company's Financial Statements and Management Discussion & Analysis, available at www.tasekomines.com and filed on www.sedar.com. Currency is Canadian dollars unless otherwise indicated.

The Company reported an operating profit of $68.5 million and net earnings of $43.2 million or $0.31 per share. Sales for the period were 59.1 million pounds of copper at an average realized price of US$3.42 and 661,000 pounds of molybdenum at an average price of US$33.04 per pound.

A summary of the key results in the twelve months in fiscal 2008 compared to the same period in the prior year are:

	12 months ended September 30, 2008	12 months ended September 30, 2007
Revenue	$221.1 million	$218.4 million
Copper[1]	$200.4 million	$199.8 million
Molybdenum	$20.7 million	$18.6 million
Cash Flow[2]	$74.0 million	$86.0 million
Cash Flow per Share (basic)	$0.52	$0.67
Operating Profit[3]	$68.5 million	$105.7 million
Earnings before income tax	$44.9 million	$87.9 million
Earnings (after tax)	$43.2 million	$48.3 million
Earnings per share (basic)	$0.31	$0.37

1 Copper revenue in 2008 includes proceeds from sales of copper concentrate and copper cathode.
2 Cash flow and cash flow per share are numbers used by the Company to assess its performance. They are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations including net change in working capital balances and cash flow per share is the same measure divided by the number of common shares outstanding during the period.
3 Operating profit is comprised of revenues less cost of sales and depletion, depreciation and amortization.

Russell Hallbauer, President and CEO of Taseko commented, "Our 59 million pounds of copper production is a 12% increase over that achieved in the same 12-month period in 2007, with 31% of our metal production for the year coming in the last three months as the Gibraltar concentrator began to produce at 42,000 tons per day. Margins decreased during the last half of the year as we were faced with a strong Canadian dollar, higher input costs and increasing operating expenses related to preparations for accelerated mining rates.

The increase in concentrator throughput in the past few months and the resultant 7.8 million pounds of copper produced in September has had a dramatic effect on production costs, which were US$1.30/lb during the month. It is important to note that in September the Canadian dollar was at $0.94 per US dollar, and operations continued to experience high input costs for fuel, grinding media, explosives and reagents. These input costs, along with value of the Canadian dollar, have dropped even more dramatically in the last five weeks, and our operating costs continue to decrease on a month over month basis."

Mr. Hallbauer continued, "A thorough review of Gibraltar's operating costs has been undertaken during the past six weeks. Gibraltar engineering staff has optimized Gibraltar's mine plan in light of the current copper price retrenchment, which will reduce mining and milling costs by US$0.40/lb. The weakening of the Canadian dollar, along with the significant decrease in shipping and other off-property costs, is expected to further reduce our total cost of production in the coming months by another US$0.40/lb.

When we began construction on our mill expansions twenty months ago, we knew that modernization and development of Gibraltar's mining and milling facilities was the most important value-creating opportunity that we could provide for our shareholders. The premise of our business plan has been to ensure that Gibraltar will continue to generate cash flow and earnings at the bottom of the metal price cycle, which we felt would be approximately US$1.50/lb. In 2005, when copper averaged US$1.65/lb, our total site and off-site cost were US$1.15/lb. With the trend of input costs indicating a decrease to 2005 levels, in combination with our optimization plans, cost review and a nearly 50% expansion in copper production, we expect to achieve an operating cost structure consistent with or lower than what we achieved in 2005. The September results give a clear indication of our decreasing cost profile. With our Phase I expansion now complete, Phase II within months of completion and our immediate capital spending program winding down, we are positioned to weather these tumultuous times in the metal markets and come out of it a stronger and more productive company."

Recent Highlights

Gibraltar Mine
°       129 holes, totalling approximately 114,000 feet were drilled in and around the Gibraltar East Pit area. Geological modeling and engineering of the incoming data is ongoing and new mineral reserve estimates are expected in the next few weeks.
°      Construction of the Phase II expansion, required to increase mill production capacity to 55,000 tons per day, is scheduled to be completed on budget by February 2009.
°      Phase III mill expansion engineering has confirmed earlier capital cost and scheduling estimates.
°      An engineering and construction schedule for the new molybdenum plant was finalized and dependent on market conditions, a decision will be made regarding moving forward with the project.

Prosperity Project
°      In October 2008, the Canadian Environmental Assessment Agency and the BC Environmental Assessment Office issued a joint letter detailing how the provincial and federal processes will proceed in a coordinated manner. The coordinated process is currently underway and scheduled for completion in October 2009. Federal and provincial government decisions on the acceptability of the Project will be made following completion of the coordinated process.
°      Detailed engineering was performed on machinery and infrastructure that requires securing long-lead delivery items. This work mitigates the impact of rapidly escalating capital costs being seen in other projects, worldwide.
°      As a result of the changes that came from this engineering work, capital cost increases are well below those that would have been incurred on the basis of the 2007 design and are within the range of previously reported sensitivity analysis.
°      The revised designs improve energy and operational efficiency in order to improve operating costs.
°      The mine plan was re-done in order to achieve a much more operationally efficient pit that will minimize operating costs while maintaining the revenue profile.

Gibraltar Quarterly Operating Costs

Total tons mined in the twelve-month period ending September 30, 2008 increased by 7.8 million tons or 22% compared to 2007 and ore processed by 9% over twelve months in fiscal 2007, resulting in a 10% increase in metal production to 58.1 million pounds. The added material mined, combined with longer ore haul distances from the Granite pit, resulted in increased costs associated with truck hours at a time when diesel fuel and other mining costs escalated by 100% over the year. The combination of this with additional cost for stripping resulted in an overall increase in the cost per ton mined.

Tons milled increased as the new Semi Autogenous Grinding (SAG) mill performance improved dramatically in August and September, but this did not offset the surge in input costs during the year. However, site cash costs were reduced to US$1.30/lb in September as metal production increased to 7.8 million pounds.

Taseko will host a conference call on Friday, November 7, 2008 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing 877 719-9786, or 719 325-4796 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.
The conference call will be archived for later playback until November 14, 2008 and can be accessed by dialing 888 203-1112 in Canada and the United States, or 719 457-0820 internationally and using the passcode 4645387.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.